Mail Stop 3561

December 7, 2007

Jeffrey W. Kip
Senior Vice President and Chief Financial Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

>   **Re: Panera Bread Company**
>   **File No. 000-19253**
>   **Form 10-K: For the fiscal year ended December 26, 2006**
>   **Form 10-Q: For the quarterly period ended September 25, 2007**

Dear Mr. Kip:

        We have reviewed your November 16, 2007 correspondence and have the
following comments. We believe you should revise your future filings in response to
comment number one. If you disagree, we will consider your explanation as to why a
revision is unnecessary. In addition, comment numbers two and three request additional
information so that we may better understand your disclosure. After reviewing this
information, we may raise additional comments. Please file your response to our
comment via EDGAR within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 26, 2006

Selected Financial Data and Management's Discussion and Analysis, page 17

1. Refer to prior comment 1. Please remove system-wide number of operating
    weeks from your disclosure. We believe your presentation of system-wide
    number of operating weeks and system-wide average weekly sales together is
    prohibited under Item 10 of Regulation S-K because these items are the "factors"
    of system wide-sales. We do not object to the other system-wide information you
    present.

Capitalization of Certain Development Costs, page 42

2. Refer to prior comment 3. We note that you capitalize direct costs associated
    with the design, site selection and construction of Company-owned bakery cafes
    and fresh dough facilities, and this includes direct internal payroll and payroll-
    related costs involving departments affiliated with the development of Company-
    owned bakery-cafes and fresh dough facilities. Please (i) identify for us the
    departments that you consider affiliated, (ii) explain to us why you consider them
    affiliated, (iii) describe for us the direct costs that are capitalized, (iv) identify the

titles and positions of the personnel in which you have capitalized payroll, and (v) briefly explain to us your basis for capitalization, with references to any authoritative accounting literature you have relied upon. Please note that we consider the capitalization of payroll and payroll related costs of general and administrative personnel to be inappropriate. For example, the costs that relate to support functions, which include executive management, corporate accounting, corporate legal, office management and administration, marketing, human resources, information systems, etc., are considered by us to be general and administrative in nature and should be charged to expense as incurred.

We note your reference to allocating costs refers to an estimate of time spent by the development departments on the projects; however, it is unclear why this is an appropriate methodology. Accordingly, please explain to us whether the personnel who are included in the development departments record 100% of their time worked (including uncompensated overtime) or solely the time that relates to design, site selection and construction of Company-owned bakery cafes and fresh dough facilities. In this regard, tell us the denominator that you use in order to allocate time. In addition, explain to us whether the personnel track their work as it relates to specific bakery cafes and fresh dough facilities, or these items generally. And finally, explain to us how workers document the actual work that is being performed. Please provide us actual analyses you have used to capitalize costs during 2006 for a few of the company-owned bakery cafes.

Form 10-Q: For the quarterly period ended September 25, 2007

Investing Activities, page 21

3. Refer to prior comment 5. We note that you have capitalized significant amounts that relate to information technology and infrastructure. Please tell us whether any of the amounts capitalized during either 2007 or 2006 relate to internal costs incurred and accounted for under SOP 98-1. If so, please (i) quantify for us the amount of costs capitalized for each project, by stage, (ii) describe for us the underlying project, and (iii) tell us the date each stage commenced for each of the projects.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief